Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Combined Fixed Charges

(Dollars in thousands)

Nine Months Ended		Years Ended March 31,
December 31, 2006		2006	2005	2004	2003	2002
Income from continuing operations before income tax provision and minority interests	$ 769,559	$ 715,462	$ 470,758	$ 301,563	$ 181,202	$ 168,248
Fixed Charges:
Interest Expense	53,367	52,648	44,765	44,734	52,654	47,010
Portion of rental expenses representative of interest factor*	11,977	15,969	9,237	7,736	7,734	6,763
Earnings available for fixed charges	$ 834,903	$ 784,079	$ 524,760	$ 354,033	$ 241,590	$ 222,021
Fixed Charges:
Interest Expense	$ 53,367	$ 52,648	$ 44,765	$ 44,734	$ 52,654	$ 47,010
Portion of rental expense representative of interest factor*	11,977	15,969	9,237	7,736	7,734	6,763
Total Fixed Charges	$ 65,344	$ 68,617	$ 54,002	$ 52,470	$ 60,388	$ 53,773
Consolidated ratio of earnings to combined fixed charges	12.8	11.4	9.7	6.7	4.0	4.1

* The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.